Exhibit 99.1

13 AUGUST 2004

UNITED BISCUITS APPOINTS NEW UBUK MANAGING DIRECTOR

United Biscuits (UB) today announced that Benoit Testard, currently Managing Director of UB’s Northern Europe region, will take over as Managing Director of UB’s UK business.

Over the past three years, Benoit has led UB’s Northern European business.  During this time he has taken the business from a period of under-performance and turned it round into a profitable and growing enterprise.

Will Carter, Managing Director UBUK, will leave the business after a period of handover.

Malcolm Ritchie, Chief Executive, UB said: “ I am delighted that Benoit has agreed to lead UB’s UK business. A proven track record, knowledge of the business and existing strong working relationships with his fellow Executive members, all make Benoit an ideal choice for this role.

“With the proposed integration of the Jacob’s business in the UK, the next 6 months is likely to be a crucial period in the development of UB’s UK market position.”

- ENDS -

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Notes to Editors:

•                  UB is the market leader in biscuit production in the UK, the Netherlands, Portugal & Spain, and number two in France and Ireland. KP snacks is number two in the UK in terms of sales and number one in the nuts.

•                  UB owns some of Europe’s best known biscuit and snack brands including McVitie’s, one of the best known brands in the United Kingdom, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and BN, Delacre, Verkade and Fontaneda in Continental Europe

•                  UB became a private company following its de-listing from the London Stock Exchange during 2000.

The market data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management’s industry and other knowledge.  All market share information in this news release is based on the retail value of the referenced entity’s share of the total retail sales of the referenced market for the period.  The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.